Asia Pacific Wire & Cable Corporation Limited
Reports Third Quarter 2024 Financial Results

TAIPEI, Taiwan, December 2, 2024 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the nine months ended September 30, 2024. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

First Nine Months 2024 Financial Results (Ended September 30, 2024), and 2023 comparative results

	First 9 Months 2024	First 9 Months 2023	CHANGE
Revenues	$336.6 million	$294.2 million	14.4%
Operating Profit	$4.5 million	$0.1 million	3970.0%
Net Income	$0.9 million	$1.1 million	(19.5)%
EPS[1]	$0.04	$0.05	(20.0)%

Revenues for the nine months ended September 30, 2024 were $336.6 million, an increase of 14.4% from $294.2 million for the nine months ended September 30, 2023. The increase was attributable to revenue increases across the Company’s Thailand, North Asia and Rest of World ("ROW") regions. Net revenue in the Company’s Thailand region increased by 14.7%, mainly driven by higher sales of power cables and fabrication services. However, in Q3 2024, the wire and cable market in Thailand experienced a shift in momentum. While earlier quarters, particularly Q1, saw significant growth fueled by government projects and contracts with state-owned enterprises, the pace of activity slowed in Q3. Less favorable economic conditions reportedly led to a deceleration in customer projects. As a result, shipment volumes stopped rising as rapidly and instead remained steady or slightly declined, especially for products like low-voltage and medium-to-high-voltage cables, which
1 The calculation of the earnings per share is based on 20,616,227 and 20,616,227 basic and diluted weighted average common shares issued and outstanding for the nine months ended September 30, 2024 and 2023, respectively. The numerator uses the profit or loss attributable to the ordinary equity holders of the parent.

had previously experienced strong demand. Revenues in the Company's North Asia region increased by 17.8% for several reasons, including a rise in copper prices, an increase in the number of new customers, and the commencement of rectangular wire production as well as wires for drone motors. Revenues in the Company's ROW region increased by 13.1%: the primary driver of this growth was the amplified sales of power cables, spurred by the increased demand in 2024 in Singapore. The Company's North Asia region includes China, Hong Kong and Taiwan; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.
Operating profit for the nine months ended September 30, 2024 was $4.5 million, an increase of 3970.0% from operating profit of $0.1 million for the nine months ended September 30, 2023.  Operating profit margin increased from a loss of 0.04% in 2023 to a profit of 1.33% in 2024.  In the Thailand region, the operating profit margin increased from (3.78)% in 2023 to 2.85% in 2024. This positive shift was largely due to enhanced profitability in the public sector. In the North Asia region, the operating profit margin decreased from 3.21% in 2023 to (1.62)% in 2024: this downturn was primarily due to the reversal of previously provided provisions for employee benefits and pensions in 2023, along with a rise in research and development expenditures in 2024. The ROW region’s operating profit margin decreased from 3.21% in 2023 to 1.74% in 2024 primarily due to an increased allowance for onerous contracts in Singapore.
Selling, general and administrative expenses for the nine months ended September 30, 2024 were $19.0 million, compared to $17.9 million reported for the nine months ended September 30, 2023.  Net profit attributable to APWC equity shareholders of the parent was $0.9 million for the nine months ended September 30, 2024, compared to a net profit of $1.1 million for the nine months ended September 30, 2023. The weighted average number of shares issued and outstanding was 20.62 million and 20.62 million for the nine months ended September 30, 2024 and 2023, respectively.
Financial Condition
APWC reported $34.4 million in cash and cash equivalents as of September 30, 2024, compared to cash and cash equivalents of $38.5 million as of September 30, 2023.

Current assets totaled $287.9 million as of September 30, 2024, compared to $295.0 million as of December 31, 2023.  Working capital was $171.2 million as of September 30, 2024. Short-term bank loans were $44.9 million at September 30, 2024, a decrease of 8.8 million from $53.7 million at December 31, 2023.  The Company had $6.1 million in long-term debt outstanding at September 30, 2024, compared to no long-term debt outstanding as of December 31, 2023. Shareholder's equity attributable to APWC was $163.7 million as of September 30, 2024, compared to $157.1 million as of December 31, 2023.
APWC reported cash provided by operating activities of $2.9 million during the nine months ended September 30, 2024, compared to cash used in operating activities in the amount of $14.0 million in the corresponding period in 2023. The cash inflow from operating activities was primarily attributable to the increase in sales. The Company reported $2.2 million in cash outflows from investing activities during the nine months ended September 30, 2024, compared to $3.6 million in cash outflows in the same period of 2023. The decrease in cash used in investing activities for the nine months ended September 30, 2024 was primarily attributable to the increase in disposal of property, plant and equipment in 2024. APWC reported $5.4 million in cash outflows from financing activities during the first nine months of 2024, compared to $5.1 million in cash inflows from financing activities in the same period of 2023. The shift was primarily due to increased borrowings in 2023.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited

Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Pacific Holdings Group Attn: Paul Weber 2901 Dallas Parkway, Suite 360 Plano, TX 75093 Phone: (469) 797-7191 Email: pweber@pusa.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Non-Audited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30,
	2024	2023
	US$'000	US$'000
Revenue	336,563	294,210
Cost of sales	(313,828)	(276,619)
Gross profit	22,735	17,591

Other operating income	1,167	390
Selling, general and administrative expenses	(19,045)	(17,854)
Other operating expenses	—	(17)
Net impairment loss on financial and contract assets	(380)	—
Operating profit	4,477	110

Finance costs	(1,828)	(1,814)
Finance income	163	137
Share of loss of associates	(2)	(1)
Exchange gain/(loss)	864	(852)
Other income	426	976
Other expense	(275)	—
Profit/(loss) before tax	3,825	(1,444)
Income tax (expense)/benefit	(1,353)	640
Profit/(loss) for the period	2,472	(804)

Attributable to:
Equity holders of the parent	898	1,116
Non-controlling interests	1,574	(1,920)
	2,472	(804)

Basic and diluted profit per share	$0.04	$0.05
Basic and diluted weighted average common shares outstanding	20,616,227	20,616,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Non-Audited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30,
	2024	2023
	US$'000	US$'000
Profit/(loss) for the period	2,472	(804)
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	8,973	(11,141)
	8,973	(11,141)
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	390	446
Income tax effect	(78)	(89)
	312	357
Re-measuring losses on defined benefit plans	(37)	152
Income tax effect	7	(30)
	(30)	122

Other comprehensive income/(loss) for the year, net of tax	9,255	(10,662)
Total comprehensive income/( loss) for the period, net of tax	11,727	(11,466)
Attributable to:
Equity holders of the parent	6,648	(6,542)
Non-controlling interests	5,079	(4,924)
	11,727	(11,466)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of September 30, 2024 (Non-audited)	As of December 31, 2023 (Audited)
	US$'000	US$'000
Assets
Current assets
Cash and cash equivalents	34,403	37,970
Financial assets at fair value through profit or loss	—	307
Trade receivables	107,642	104,955
Other receivables	1,303	1,670
Contract assets	3,721	13,946
Due from related parties	2,164	1,368
Inventories	130,032	128,230
Prepayments	5,236	2,595
Other current assets	3,371	3,909
	287,872	294,950
Non-current assets
Financial assets at fair value through other comprehensive income	3,585	2,902
Property, plant and equipment	50,858	49,941
Right of use assets	2,291	2,825
Investment properties	5,073	5,112
Intangible assets	120	124
Investments in associates	858	810
Deferred tax assets	7,852	7,799
Other non-current assets	2,834	2,201
	73,471	71,714
Total assets	361,343	366,664

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of September 30, 2024 (Non-audited)	As of December 31, 2023 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	44,926	53,737
Trade and other payables	47,421	51,743
Due to related parties	6,972	7,941
Financial liabilities at fair value through profit or loss	69	74
Accruals	9,206	15,250
Current tax liabilities	1,348	2,116
Employee benefit liabilities	1,778	1,839
Financial lease liabilities	420	638
Other current liabilities	4,503	7,235
	116,643	140,573

Non-current liabilities
Interest-bearing loans and borrowings	6,112	—
Employee benefit liabilities	6,883	5,997
Lease liabilities	1,123	1,445
Non-current liabilities	222	188
	18,354	11,470
Total liabilities	134,997	152,043

Equity
Issued capital	206	206
Additional paid-in capital	118,103	118,103
Treasury shares	(38)	(38)
Retained earnings	58,829	57,931
Other components of equity	(13,393)	(19,143)
Equity attributable to equity holders of the parent	163,707	157,059
Non-controlling interests	62,639	57,562
Total equity	226,346	214,621
Total liabilities and equity	361,343	366,664

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Non-Audited)
(In thousands of US Dollars)

	For the nine months
	ended September 30,
	2024	2023
	US$'000	US$'000
Net cash provided by/(used in) operating activities	2,851	(13,982)
Net cash used in investing activities	(2,208)	(3,575)
Net cash (used in)/provided by financing activities	(5,419)	5,097
Effect of exchange rate	1,207	(3,034)
Net (decrease) increase in cash and cash equivalents	(3,567)	(15,494)
Cash and cash equivalents at beginning of period	37,970	54,017
Cash and cash equivalents at end of period	34,403	38,523